SC 13G1
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*


                         NOVA MEASURING INSTRUMENTS LTD.

  -----------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   M7516K 10 3
                               ------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2002
                                -----------------
                          (Date of Event Which Requires
                            Filing of this Statement)

         The rule pursuant to which this Schedule is filed:

         Rule 13d - 1 (d)
         ----------------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 4 pages

         CUSIP No. M7516K 10 3                          13G

 -------------------------------------------------------------------------------
         (1) NAMES OF REPORTING PERSONS.  Inventech Investments Co. Ltd. S.S. OR
             I.R.S. IDENTIFICATION        (Not Applicable)
             NOS. OF ABOVE PERSONS

 - -----------------------------------------------------------------------------
         (2) CHECK THE APPROPRIATE BOX IF A MEMBER          (a) / /
             OF A GROUP*                                    (b) / /
 - -----------------------------------------------------------------------------
         (3) SEC USE ONLY

 - -----------------------------------------------------------------------------
         (4) CITIZENSHIP OR PLACE OF ORGANIZATION      Israel

 -------------------------------------------------------------------------------
         NUMBER OF SHARES         (5) SOLE VOTING POWER:  2,081,244
         BENEFICIALLY                                     ---------
         OWNED BY --------------------------------------------------------------
         EACH REPORTING           (6) SHARED VOTING POWER          0
         PERSON WITH

    -------------------------------------------------------------------------
                                  (7) SOLE DISPOSITIVE POWER       0
 -------------------------------------------------------------------------------
                                  (8) SHARED DISPOSITIVE POWER     0
 -------------------------------------------------------------------------------
          (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                2,081,244
                                                                ---------
 -------------------------------------------------------------------------------
         (10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                 [ ]
 -------------------------------------------------------------------------------
         (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               13.94%
               ------
 -------------------------------------------------------------------------------
         (12) TYPE OF REPORTING PERSON* IV

              ITEM 1.
 -------------------------------------------------------------------------------
            (a) NAME OF ISSUER: NOVA MEASURING INSTRUMENTS LTD.
 -------------------------------------------------------------------------------
            (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                       WEIZMAN SCIENTIFIC PARK
                       P.O.B 266
                       REHOVOT 76100 ISRAEL
 -------------------------------------------------------------------------------
                                Page 2 of 4 pages

         ITEM 2.
         -----------------------------------------------------------------------
         (a) NAME OF PERSON FILING: Inventech Investments Co., Ltd.
         -----------------------------------------------------------------------
         (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 9 Ehad Ha'am St. / P.O. Box 29076, Tel-Aviv 61290, Israel
         -----------------------------------------------------------------------
         (c) CITIZENSHIP: Israel
         -----------------------------------------------------------------------
         (d) TITLE OF CLASS OF SECURITIES (of the Issuer): Ordinary Shares
         -----------------------------------------------------------------------
         (e) CUSIP NUMBER (of the Ordinary Sharers of the Issuer) : M7516K 10 3
         -----------------------------------------------------------------------
         ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A :

             (a) / / Broker or Dealer registered under Section 15 of the Act

             (b) / / Bank as defined in section 3(a) (6) of the Act

             (c) / /  Insurance  Company as defined in section  3(a) (19) of the Act

             (d) / / Investment  Company  registered  under section 8 of the
                 Investment Company Act

             (e) // Investment  Adviser  registered under section 203 of the
                 Investment Advisers Act

             (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (1)
                 (ii) (F)
             (g) / / Parent  Holding  Company,  in  accordance  with Section
                 240.13d-1(b) (ii) (G) (Note: See Item 7)
             (h) / / Group, in accordance with Section 240.13d-1(b) (ii) (H)

         ITEM 4.  OWNERSHIP
 -------------------------------------------------------------------------------
(a) AMOUNT BENEFICIALLY OWNED: Inventech Investments Co. Ltd. directly beneficially owns 2,081,244 shares of Ordinary Shares.
                          ---------
 -------------------------------------------------------------------------------
(b) PERCENT OF CLASS: The Issuer has advised the Reporting Person that as of December 31, 2002, there were 14,930,867 outstanding Ordinary Shares of the Issuer. As of December 31, 2002, Inventech Investments Co. Ltd. was the beneficial owner of 2,081,244 Ordinary Shares, or approximately 13.94% of the outstanding Ordinary Shares of the Issuer.


                                Page 3 of 4 pages

  (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i) sole power to vote or to direct the vote: Inventech Investments Co. Ltd. has the power to vote _2,081,244__ shares.

     (ii) shared power to vote or to direct the vote: 0 .

     (iii) sole power to dispose or to direct the disposition of: Inventech Investments Co. Ltd. has the power to dispose or to direct the disposition of 2,081,244 shares.
                         ---------

     (iv) shared power to dispose or to direct the disposition of: 0

         ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
                    Not applicable.

         ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                   OF ANOTHER PERSON
                     Not applicable.

         ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
                      Not applicable.

         ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                   THE GROUP
                      Not applicable.

         ITEM 9.   NOTICE OF DISSOLUTION OF GROUP
                      Not applicable.

         ITEM 10.   CERTIFICATION
                      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         DATE March 31, 2003
              --------------

         Inventech Investments Co. Ltd.

            /s/ Abraham Peri
                ------------

            By: Mr. Abraham Peri, CEO


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